Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Fourth Fiscal Quarter

and Fiscal Year 2022

FOSHAN, China, November 29, 2022—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended August 31, 2022.

FINANCIAL PERFORMANCE HIGHLIGHTS

Fourth Fiscal Quarter Ended August 31, 2022 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Fourth Fiscal Quarter Ended August 31, 2022 (As Restated)	Fourth Fiscal Quarter Ended August 31, 2021	YoY % Change
Revenue from continuing operations	402.9	320.0	25.9%
Gross Profit from continuing operations	82.3	48.3	70.4%
Gross Margin from continuing operations	20.4%	15.1%	5.3%
Operating Loss from continuing operations	(602.9)	(204.0)	195.5%
Operating Margin from continuing operations	(149.6)%	(63.7)%	(85.9)%
Loss from discontinued operations, net of tax	-	(198.9)	-
Net Loss for the quarter	(643.5)	(478.2)	(34.6)%

Adjusted Gross Profit from continuing operations (1)	86.3	53.0	62.8%
Adjusted Operating Loss from continuing operations (2)	(50.3)	(99.2)	49.3%
Adjusted Net Loss (3) for the quarter	(91.8)	(175.5)	47.7%
Adjusted EBITDA (4) for the quarter	(49.7)	(29.8)	(66.7)%

Basic and Diluted Loss per Share from continuing operations	(5.49)	(2.40)	(128.8)%
Basic and Diluted Loss per Share from discontinued operations	-	(0.66)	-
Adjusted Basic and Diluted Loss per Share (5) for the quarter	(0.84)	(1.53)	45.1%
Basic and Diluted Loss per ADS from continuing operations	(21.96)	(9.60)	(128.8)%
Basic and Diluted Loss per ADS from discontinued operations	-	(2.64)	-
Adjusted Basic and Diluted Loss per ADS (6) for the quarter	(3.36)	(6.12)	45.1%

Fiscal Year 2022 Ended August 31, 2022 Financial Highlights

(in comparison to the last fiscal year):

RMB in million Except EPS and %	Fiscal Year 2022 Ended August 31, 2022 (As Restated)	Fiscal Year 2021 Ended August 31, 2021	YoY % Change
Revenue from continuing operations	1,714.0	1,401.8	22.3%
Gross Profit from continuing operations	476.7	221.5	115.2%
Gross Margin from continuing operations	27.8%	15.8%	12.0%
Operating Loss from continuing operations	(606.5)	(389.7)	(55.6)%
Operating Margin from continuing operations	(35.4)%	(27.8)%	(7.6)%
Income from discontinued operations, net of tax	-	369.3	-
Net Loss for the year	(703.5)	(165.8)	(324.3)%

Adjusted Gross Profit from continuing operations (1)	494.5	237.7	108.1%
Adjusted Operating Loss from continuing operations (2)	(40.9)	(271.4)	84.9%
Adjusted Net Loss (3) for the year	(141.7)	(420.2)	66.3%
Adjusted EBITDA (4) for the year	147.0	(30.3)	585.7%

Basic and Diluted Loss per Share from continuing operations	(5.98)	(4.54)	(31.7)%
Basic and Diluted Earnings per Share from discontinued operations	-	4.09	-
Adjusted Basic and Diluted Loss per Share (5) for the year	(1.24)	(3.57)	65.3%
Basic and Diluted Loss per ADS from continuing operations	(23.92)	(18.16)	(31.7)%
Basic and Diluted Earnings per ADS from discontinued operations	-	16.36	-
Adjusted Basic and Diluted Loss per ADS (6) for the year	(4.96)	(14.28)	65.3%

1.	Adjusted gross profit/(loss) from continuing operations is defined as gross profit/(loss) from continuing operations excluding amortization of intangible assets.
2.	Adjusted operating income/(loss) from continuing operations is defined as operating income/(loss) from continuing operations excluding share-based compensation expense and amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets and impairment loss on property and equipment.
3.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax.
4.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit; depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax.
5.	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax.) divided by the weighted average number of basic and diluted ordinary shares.
6.	Adjusted basic and diluted earnings/(loss) per American depositary share (“ADS”) is defined as adjusted net income/(loss) attributable to ADS shareholders (net income/(loss) attributable to ADS shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax.) divided by the weighted average number of basic and diluted ADSs. The number of shares used in calculating basic and diluted earnings/(loss) per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one Class A ordinary share to one ADS representing four Class A ordinary shares, which became effective on August 19, 2022.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Overseas Schools (CATS Global Schools)

CATS Global Schools included 4 Stafford House locations in UK, 4 CATS Colleges in US and UK, Cambridge School of Visual & Performing Arts and 3 independent boarding schools in UK as of August 31, 2022.

●	For the fourth fiscal quarter, revenue amounted to RMB121.6 million, representing a 61.1% increase compared to RMB75.5 million in the same fiscal quarter last year, and accounted for 30.2% of the total revenue for the fourth fiscal quarter.
●	For the fiscal year, revenue amounted to RMB652.8 million, representing a 29.9% increase compared to RMB502.6 million in last fiscal year, and accounted for 38.1% of the total revenue.

Complementary Education Services

The complementary education services business comprises language training, overseas study counselling, career counselling, study tour and camps as well as international contest training and others.

●	For the fourth fiscal quarter, revenue amounted to RMB179.7 million, compared to RMB182.6 million in the same fiscal quarter last year, and accounted for 44.6% of the total revenue for the fourth fiscal quarter.
●	For the fiscal year, revenue amounted to RMB636.6 million, representing a 1.8% increase compared to RMB625.6 million for last fiscal year, and accounted for 37.1% of the total revenue.

Domestic Kindergartens & K-12 Operation Services

The domestic kindergartens & K-12 operation services business comprises of for-profit kindergartens and operation services for domestic K-12 schools including catering and procurement services.

●	For the fourth fiscal quarter, revenue amounted to RMB101.6 million, representing a 64.1% increase compared to RMB61.9 million in the same fiscal quarter last year, and accounted for 25.2% of the total revenue for the fourth fiscal quarter.
●	For the fiscal year, revenue amounted to RMB424.6million, representing a 55.2% increase compared to RMB273.6 million for last fiscal year, and accounted for 24.8% of the total revenue.

RECENT DEVELOPMENTS

Regained Compliance with NYSE Minimum Price Requirement

On March 25, 2022, the NYSE notified the Company of its non-compliance with the NYSE’s price criteria for continued listing standard. In order to regain compliance with the minimum share price requirement, the Company changed the ratio of its ADSs to its Class A ordinary shares (the “ADS Ratio”), par value US$0.00001 per share, from the previous ADS Ratio of one (1) ADS to one (1) Class A ordinary share to the current ADS Ratio of one (1) ADS to four (4) Class A ordinary shares, effective August 19, 2022. The effect of the ratio change on the ADS trading price on the New York Stock Exchange took place at the open of business on August 19, 2022 (U.S. Eastern Time).

On September 1, 2022, the Company received a confirmation from the NYSE that the Company has regained compliance within the prescribed time, and the ADSs will continue to be traded on the NYSE, subject to the Company’s continued compliance with all applicable continued listing criteria.

UNAUDITED FINANCIAL RESULTS for THE FoURTH FISCAL quarter ENDED AUGUST 31, 2022

Revenue from Continuing Operations

Revenue for the fourth fiscal quarter was RMB402.9 million, representing a 25.9% increase from RMB320.0 million for the same quarter of the last fiscal year.

Overseas Schools: Revenue contribution for the fourth fiscal quarter was RMB121.6 million, representing a 61.1% increase from RMB75.5 million for the same quarter of the last fiscal year. The increase was mainly attributable to recovery of overseas schools’ operation from pandemic.

Complementary Education Services: Revenue contribution for the fourth fiscal quarter was RMB179.7 million, as compared to RMB182.6 million for the same quarter of the last fiscal year. The decrease was mainly attributable to study tour and camps business and language training being disrupted by regional outbreak of new COVID variants.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the fourth fiscal quarter was RMB101.6 million, representing a 64.1% increase from RMB61.9 million for the same quarter of the last fiscal year. The increase was mainly attributable to the increase of catering services revenues and expansion of procurement service.

We have continued to provide essential services without recognizing any revenues relating to such activities to schools provide compulsory education in our discontinued operations, which are key to the normal daily operation of such schools.

Cost of Revenue from Continuing Operations

Cost of revenue for the fourth fiscal quarter was RMB320.6 million, as compared to RMB271.7 million for the same quarter of last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations

Gross profit for the fourth fiscal quarter was RMB82.3 million, representing a 70.4% increase from RMB48.3 million for the same quarter of the last fiscal year. Gross margin increased to 20.4% from 15.1% for the same quarter of the last fiscal year. The increase was mainly due to the recovery of overseas business.

Adjusted gross profit for the fourth fiscal quarter was RMB86.3 million, representing a 62.8% increase from RMB53.0 million for the same quarter of the last fiscal year.

Selling, General and Administrative Expenses from Continuing Operations

Total SG&A expenses for the fourth fiscal quarter were RMB137.8 million, representing a 13.0% decrease from RMB158.5 million for the same period quarter of the last fiscal year. The decrease in SG&A expenses was mainly due to vigorously costs management across all of our business segments.

Operating Loss, Operating Margin and Adjusted Operating Loss from Continuing Operations

Operating loss for the fourth fiscal quarter was RMB602.9 million, representing a 195.5% increase from operating loss of RMB204.0 million for the same quarter of the last fiscal year. Operating loss margin was 149.6% for the fourth fiscal quarter, as compared to operating loss margin of 63.7% for the same quarter of the last fiscal year.

Adjusted operating loss for the fourth fiscal quarter was RMB50.3 million, representing a 49.3% decrease from adjusted operating loss of RMB99.2 million for the same quarter of the last fiscal year.

Net Loss and Adjusted Net Loss

Net loss for the fourth fiscal quarter was RMB643.5 million, representing a 130.4% increase from net loss of RMB279.3 million from continuing operations for the same quarter of the last fiscal year. Net loss was RMB478.2 million for the same quarter of the last fiscal year, which includes net loss of RMB279.3 million from continuing operations and net loss of RMB198.9 million from discontinued operations.

Adjusted net loss for the fourth fiscal quarter was RMB91.8 million, representing a decrease of 47.7% from adjusted net loss of RMB175.5 million for the same quarter of the last fiscal year.

Net Loss per ordinary share/ADS and Adjusted Net Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share attributable to ordinary shareholders from continuing operations for the fourth fiscal quarter were RMB5.49 and RMB5.49, respectively, as compared to loss of RMB2.40 and RMB2.40, respectively, for the same quarter of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share attributable to ordinary shareholders for the fourth fiscal quarter were RMB0.84 and RMB0.84, respectively, as compared to loss of RMB1.53 and RMB1.53, respectively, for the same quarter of the last fiscal year.

Basic and diluted net loss per ADS attributable to ADS holders from continuing operations for the fourth fiscal quarter were RMB21.96 and RMB21.96, respectively, as compared to loss of RMB9.60 and RMB9.60, respectively, for the same quarter of the last fiscal year.

Adjusted basic and diluted net loss per ADS attributable to ADS holders for the fourth fiscal quarter were RMB3.36 and RMB3.36, respectively, as compared to loss of RMB6.12 and RMB6.12, respectively, for the same quarter of the last fiscal year.

Adjusted EBITDA Loss

Adjusted EBITDA loss for the fourth fiscal quarter was RMB49.7 million, representing a decrease of 66.7% from adjusted EBITDA loss of RMB29.8 million for the same quarter of the last fiscal year.

UNAUDITED FINANCIAL RESULTS for The fiscal year ENDED august 31, 2022

Revenue from Continuing Operations

Revenue for the fiscal year was RMB1,714.0 million, representing a 22.3% increase from RMB1,401.8 million for last fiscal year.

Overseas Schools: Revenue contribution for the fiscal year was RMB652.8 million, representing a 29.9% increase from RMB502.6 million for the last fiscal year. The increase was mainly attributable to recovery of overseas schools’ operation from pandemic.

Complementary Education Services: Revenue contribution for the fiscal year was RMB636.6 million. It represented a 1.8% increase from RMB625.6 million for the last fiscal year. The increase was mainly attributable to the recovery of overseas study counselling and career counselling business.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the fiscal year was RMB424.6 million, representing a 55.2% increase from RMB273.6 million for the last fiscal year. The increase was mainly due to the increase of catering services revenues and expansion of procurement services.

We have continued to provide essential services without recognizing any revenues relating to such activities to schools that provide compulsory education in our discontinued operations, which are key to the normal daily operation of such schools.

Cost of Revenue from Continuing Operations

Cost of revenue for the fiscal year was RMB1,237.3 million, as compared to RMB1,180.3 million for the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations

Gross profit for the fiscal year was RMB476.7 million, representing a 115.2% increase from RMB221.5 million for the last fiscal year. Gross margin increased to 27.8% from 15.8% for the last fiscal year. The increase was mainly attributable to the continuous recovery of our overseas business, our overseas study counselling and career counselling businesses.

Adjusted gross profit for the fiscal year was RMB494.5 million, representing a 108.1% increase from RMB237.7 million for the last fiscal year.

Selling, General and Administrative Expenses from Continuing Operations

Total SG&A expenses for the fiscal year were RMB539.9 million, as compared to RMB535.9 million for the last fiscal year.

Operating Loss, Operating Margin and Adjusted Operating Loss from Continuing Operations

Operating loss for the fiscal year was RMB606.5 million, representing an 55.6% increase in loss from operating loss of RMB389.7 million for the last fiscal year. Operating loss margin was 35.4% for the fiscal year, as compared to operating loss margin of 27.8% for the last fiscal year.

Adjusted operating loss for the fiscal year was RMB40.9 million, representing an 84.9% decrease in loss from adjusted operating loss of RMB271.4 million for the last fiscal year.

Net Loss and Adjusted Net Loss

Net loss for the fiscal year was RMB703.5 million, representing a 31.5% increase in loss from net loss of RMB535.1 million from continuing operations for the last fiscal year. Net loss was RMB165.8 million for the last fiscal year, which includes net loss of RMB535.1 million from continuing operations and net income of RMB369.3 million from discontinued operations.

Adjusted net loss for the fiscal year was RMB141.7 million, representing a decrease of 66.3% from adjusted net loss of RMB420.2 for the last fiscal year.

Net Loss per ordinary share/ADS and Adjusted Net Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share attributable to ordinary shareholders from continuing operations for the fiscal year were RMB5.98 and RMB5.98, respectively, as compared to loss of RMB4.54 and RMB4.54, respectively, for the last fiscal year.

Adjusted basic and diluted net loss per ordinary share attributable to ordinary shareholders for the fiscal year were RMB1.24 and RMB1.24, respectively, as compared to loss of RMB3.57 and RMB3.57, respectively, for the last fiscal year.

Basic and diluted net loss per ADS attributable to ADS holders from continuing operations for the fiscal year were RMB23.92 and RMB23.92, respectively, as compared to loss of RMB18.16 and RMB18.16, respectively, for the last fiscal year.

Adjusted basic and diluted net loss per ADS attributable to ADS holders for the fiscal year were RMB4.96 and RMB4.96, respectively, as compared to loss of RMB14.28 and RMB14.28, respectively, for the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the fiscal year was RMB147.0 million, representing a 585.7% increase from adjusted EBITDA loss of RMB30.3 million for the last fiscal year.

Cash and Working Capital

As of August 31, 2022, the Company’s cash and cash equivalents and restricted cash, were RMB857.8 million (US$124.5 million), as compared to RMB1,371.6 million as of May 31, 2022. The company redeemed all of its outstanding senior notes matured on July 31, 2022 with a total redemption price of US$232.3 million, which consists of principle amount and interest.

Restatements

Amendments were made to unaudited financial results for full fiscal year 2022 with details on impact in Appendix 1.

Restatement of consolidated financial statements and related information of fiscal year 2020 and 2021 with details on impact in Appendix 2.

CONVENIENCE TRANSLATION

The Company’s reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and fiscal year ended August 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8890, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2022 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) from continuing operations as gross profit/(loss) from continuing operations excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax. We define adjusted operating income/(loss) from continuing operations as operating income/(loss) from continuing operations excluding share-based compensation expense and amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets and impairment loss on property and equipment. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders/ADS holders (net income/(loss) to ordinary shareholders/ADS holders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax) divided by the weighted average number of basic and diluted ordinary shares or ADSs.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted. In addition, due to the impact of the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (the “Implementation Rules”), the Affected Entities (7) deconsolidated is classified as discontinued operations, which is a non-recurring item. The exclusion facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we provide exclusion of income/(loss) from discontinued operations, net of tax, to define adjusted net income/(loss), adjusted EBITDA, adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets, tax effect of amortization of intangible assets, and without considering the impact of non-recurring item, i.e. income/(loss) from discontinued operations. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

7.	Affected Entities refers to private schools, entities holding such private schools as well as other enterprises within China that are affected by the Implementation Rules effective on September 1, 2021.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; tax effect of amortization of intangible assets; and income/(loss) from discontinued operations, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-2991-6814

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	August 31,
	2021	2022
	RMB	RMB	USD
	As Restated (1)	As Restated (1)	As Restated (1)

ASSETS
Current assets
Cash and cash equivalents	844,684	664,769	96,497
Restricted cash	669,029	191,365	27,778
Accounts receivable, net	41,723	18,084	2,625
Amounts due from related parties, net	15,087	196,626	28,542
Other receivables, deposits and other assets, net	81,119	112,762	16,369
Inventories	7,579	6,869	997
Held for sale assets	-	11,258	1,634
Amount due from affected entities (2), net	2,028,866	-	-

Total current assets	3,688,087	1,201,733	174,442

Restricted cash - non current	1,450	1,650	240
Property and equipment, net	519,452	393,277	57,088
Intangible assets, net	485,822	322,896	46,871
Goodwill, net	1,950,186	1,433,916	208,146
Long-term investments	75,443	40,486	5,877
Prepayment for construction contract	5,974	4,894	711
Deferred tax assets, net	64,096	85,103	12,354
Other non-current assets, net	68,217	15,343	2,226
Operating lease right-of-use assets	1,693,463	1,453,833	211,037

Total non-current assets	4,864,103	3,751,398	544,550

TOTAL ASSETS	8,552,190	4,953,131	718,992

1.	In connection with the preparation of our consolidated financial statements for 2022, we identified a number of adjustments to our consolidated financial statements in relation to lease accounting that resulted in an amendment of previously issued financial statements. For restatement relating to lease accounting to the consolidated financial statements of fiscal year 2021, refer to Appendix 2. For restatement to the unaudited consolidated financial statements for fiscal year 2022, refer to Appendix 1.
2.	The Affected Entities were deconsolidated on August 31, 2021, and became the related parties of the Company since September 1, 2021.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	August 31,
	2021	2022
	RMB	RMB	USD
	As Restated (1)	As Restated (1)	As Restated (1)
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar of RMB 10,941 and RMB 6,154 as of August 31, 2021 and August 31, 2022, respectively)	73,411	100,229	14,549
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 5,641 and RMB 294,164 as of August 31, 2021 and August 31, 2022, respectively)	40,445	343,032	49,794
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 13,876 and RMB 27,790 as of August 31, 2021 and August 31, 2022, respectively)	234,036	262,490	38,104
Short-term loans (including short- term loans of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2021 and August 31, 2022, respectively)	753,754	149,239	21,663
Bond payable (including bond payable of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2021 and August 31, 2022, respectively)	1,836,362	-	-
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar of RMB 19,091 and RMB 19,983 as of August 31, 2021 and August 31, 2022, respectively)	178,213	85,856	12,463
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 139,126 and RMB 107,494 as of August 31, 2021 and August 31, 2022, respectively)	425,954	516,731	75,008
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 10,398 and RMB 9,458 as of August 31, 2021 and August 31, 2022, respectively)	32,362	20,517	2,978
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 12,005 and RMB 20,779 as of August 31, 2021 and August 31, 2022, respectively)	122,995	104,515	15,171
Amounts due to affected entities (including Amounts due to affected entities of the consolidated VIEs without recourse to Bright Scholar of RMB 276,378 and RMB nil as of August 31, 2021 and August 31, 2022, respectively)	333,270	-	-
Total current liabilities	4,030,802	1,582,609	229,730
Contract liabilities – non current (including contract liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 1,084 and RMB 1,108 as of August 31, 2021 and August 31, 2022, respectively)	1,421	2,203	320

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	August 31,
	2021	2022
	RMB	RMB	USD
	As Restated (1)	As Restated (1)	As Restated (1)
Deferred tax liabilities, net (including deferred tax liabilities, net of the consolidated VIEs without recourse to Bright Scholar of RMB 9,561 and RMB 9,551 as of August 31, 2021 and August 31, 2022, respectively)	26,744	21,707	3,151
Other non-current liabilities due to related parties (including other non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 13,154 and RMB 11,197 as of August 31, 2021 and August 31, 2022, respectively)	13,154	11,197	1,625
Long-term loans (including long-term loans of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2021 and August 31, 2022, respectively)	616	633	92
Operating lease liabilities – non current (including operating lease liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 83,475 and RMB 72,464 as of August 31, 2021 and August 31, 2022, respectively)	1,672,577	1,439,239	208,918
Total non-current liabilities	1,714,512	1,474,979	214,106
TOTAL LIABILITIES	5,745,314	3,057,588	443,836
EQUITY
Share capital	8	8	1
Additional paid-in capital	1,727,020	1,693,358	245,806
Statutory reserves	2,531	14,872	2,159
Accumulated other comprehensive income	168,324	34,401	4,994
Accumulated retained earnings	648,944	(72,737)	(10,558)
Shareholders’ equity	2,546,827	1,669,902	242,402
Non-controlling interests	260,049	225,641	32,754
Total equity	2,806,876	1,895,543	275,156

TOTAL LIABILITIES AND EQUITY	8,522,190	4,953,131	718,992

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
		As Restated (1)			As Restated (1)
Continuing operations
Revenue	320,021	402,911	58,486	1,401,780	1,713,965	248,797
Cost of revenue	(271,701)	(320,564)	(46,533)	(1,180,263)	(1,237,306)	(179,606)

Gross profit	48,320	82,347	11,953	221,517	476,659	69,191
Selling, general and administrative expenses	(158,504)	(137,825)	(20,007)	(535,878)	(539,893)	(78,370)
Impairment loss on goodwill	(84,730)	(419,805)	(60,938)	(84,730)	(419,805)	(60,938)
Impairment loss on operating lease right-of use assets	(15,575)	(8,861)	(1,286)	(15,575)	(8,861)	(1,286)
Impairment loss on property and equipment	-	(6,586)	(956)	-	(6,586)	(956)
Impairment loss on intangible assets	-	(113,385)	(16,459)	-	(113,385)	(16,459)
Other operating income	6,508	1,252	182	24,969	5,339	775

Operating loss	(203,981)	(602,863)	(87,511)	(389,697)	(606,532)	(88,043)
Interest expense, net	(47,330)	(17,093)	(2,481)	(169,693)	(127,840)	(18,557)
Investment income	42,169	28,200	4,093	129,575	135,309	19,641
Other expenses	(3,035)	(579)	(84)	(10,137)	(5,808)	(843)

Loss before income taxes and share of equity in loss of unconsolidated affiliates	(212,177)	(592,335)	(85,983)	(439,952)	(604,871)	(87,802)
Income tax expense	(66,664)	(11,667)	(1,694)	(94,176)	(58,919)	(8,553)
Share of equity in loss of unconsolidated affiliates	(410)	(39,515)	(5,736)	(1,018)	(39,747)	(5,770)

Loss from continuing operations	(279,251)	(643,517)	(93,413)	(535,146)	(703,537)	(102,125)

Discontinued operations
(Loss)/income from discontinued operations, net of tax	(198,941)	-	-	369,343	-	-

Net loss	(478,192)	(643,517)	(93,413)	(165,803)	(703,537)	(102,125)

Net income/(loss) attributable to non-controlling interests
Continuing operations	6,875	7,556	1,097	5,622	5,803	842
Discontinued operations	(120,316)	-	-	(118,620)	-	-

Net (loss)/ income attributable to ordinary shareholders
Continuing operations	(286,126)	(651,073)	(94,510)	(540,768)	(709,340)	(102,967)
Discontinued operations	(78,625)	-	-	487,963	-	-

Net (loss)/earnings per share attributable to ordinary shareholders
—Basic
Continuing operations	(2.40)	(5.49)	(0.80)	(4.54)	(5.98)	(0.87)
Discontinued operations	(0.66)	-	-	4.09	-	-

—Diluted
Continuing operations	(2.40)	(5.49)	(0.80)	(4.54)	(5.98)	(0.87)
Discontinued operations	(0.66)	-	-	4.09	-	-

Weighted average shares used in calculating net (loss)/earnings per ordinary share:
—Basic
Continuing operations	118,983,474	118,669,795	118,669,795	119,220,331	118,697,495	118,697,495
Discontinued operations	118,983,474	-	-	119,220,331	-	-

—Diluted
Continuing operations	118,983,474	118,669,795	118,669,795	119,220,331	118,697,495	118,697,495
Discontinued operations	118,983,474	-	-	119,220,331	-	-

Net (loss)/earnings per ADS
—Basic
Continuing operations	(9.60)	(21.96)	(3.20)	(18.16)	(23.92)	(3.48)
Discontinued operations	(2.64)	-	-	16.36	-	-
—Diluted
Continuing operations	(9.60)	(21.96)	(3.20)	(18.16)	(23.92)	(3.48)
Discontinued operations	(2.64)	-	-	16.36	-	-

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
		As Restated (1)			As Restated (1)
Net cash generated from operating activities	842,770	167,161	24,265	698,808	47,173	6,848

Net cash (used in)/ generated from investing activities	(558,856)	310,193	45,027	(3,079,036)	(836,769)	(121,465)

Net cash (used in)/generated from financing activities	(468,702)	(1,001,420)	(145,365)	(446,534)	101,383	14,717

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	31,861	10,260	1,489	(82,012)	30,834	4,476

Net change in cash and cash equivalents, and restricted cash	(152,927)	(513,806)	(74,584)	(2,908,774)	(657,379)	(95,424)

Cash and cash equivalents, and restricted cash at beginning of the period	1,668,090	1,371,590	199,099	4,423,937	1,515,163	219,939

Cash and cash equivalents, and restricted cash at end of the period	1,515,163	857,784	124,515	1,515,163	857,784	124,515

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
		As Restated (1)			As Restated (1)
Gross profit from continuing operations	48,320	82,347	11,953	221,517	476,659	69,191
Add: Amortization of intangible assets	4,680	3,931	571	16,141	17,814	2,586
Adjusted gross profit from continuing operations	53,000	86,278	12,524	237,658	494,473	71,777

Operating loss from continuing operations	(203,981)	(602,863)	(87,511)	(389,697)	(606,532)	(88,043)
Add: Share-based compensation expense	(167)	-	-	1,865	(816)	(118)
Add: Amortization of intangible assets	4,680	3,931	571	16,141	17,814	2,586
Add: Impairment loss on operating lease right-of-use assets	15,575	8,861	1,286	15,575	8,861	1,286
Add: Impairment loss on goodwill	84,730	419,805	60,938	84,730	419,805	60,938
Add: Impairment loss on intangible assets	-	113,385	16,459	-	113,385	16,459
Add: Impairment loss on property and equipment	-	6,586	956	-	6,586	956
Adjusted operating loss from continuing operations	(99,163)	(50,295)	(7,301)	(271,386)	(40,897)	(5,936)

Net loss	(478,192)	(643,517)	(93,413)	(165,803)	(703,537)	(102,125)
Add: Share-based compensation expense	(167)	-	-	1,865	(816)	(118)
Add: Amortization of intangible assets	4,680	3,931	571	16,141	17,814	2,586
Add: Tax effect of amortization of intangible assets	(1,029)	(811)	(118)	(3,343)	(3,764)	(546)
Add: Impairment loss on operating lease right-of-use assets	15,575	8,861	1,286	15,575	8,861	1,286
Add: Impairment loss on goodwill	84,730	419,805	60,938	84,730	419,805	60,938
Add: Impairment loss on intangible assets	-	113,385	16,459	-	113,385	16,459
Add: Impairment loss on property and equipment	-	6,586	956	-	6,586	956
Less: (Loss)/income from discontinued operations, net of tax	(198,941)	-	-	369,343	-	-
Adjusted net loss	(175,462)	(91,760)	(13,321)	(420,178)	(141,666)	(20,564)

Net loss attributable to ordinary shareholders	(364,751)	(651,073)	(94,510)	(52,805)	(709,340)	(102,967)
Add: Share-based compensation expense	(167)	-	-	1,865	(816)	(118)
Add: Amortization of intangible assets	4,680	3,931	571	16,141	17,814	2,586
Add: Tax effect of amortization of intangible assets	(1,029)	(811)	(118)	(3,343)	(3,764)	(546)
Add: Impairment loss on operating lease right-of-use assets	15,575	8,861	1,286	15,575	8,861	1,286
Add: Impairment loss on goodwill	84,730	419,805	60,938	84,730	419,805	60,938
Add: Impairment loss on intangible assets	-	113,385	16,459	-	113,385	16,459
Add: Impairment loss on property and equipment	-	6,586	956	-	6,586	956
Less: (Loss)/income from discontinued operations, net of tax	(78,625)	-	-	487,963	-	-
Adjusted net loss attributable to ordinary shareholders	(182,337)	(99,316)	(14,418)	(425,800)	(147,469)	(21,406)

Net loss	(478,192)	(643,517)	(93,413)	(165,803)	(703,537)	(102,125)
Add: Interest expense, net	47,330	17,093	2,481	169,693	127,840	18,557
Add: Income tax expense	66,664	11,667	1,694	94,176	58,919	8,553
Add: Depreciation and amortization	35,325	16,442	2,387	138,847	115,934	16,829
Add: Share-based compensation expense	(167)	-	-	1,865	(816)	(118)
Add: Impairment loss on operating lease right-of-use assets	15,575	8,861	1,286	15,575	8,861	1,286
Add: Impairment loss on goodwill	84,730	419,805	60,938	84,730	419,805	60,938
Add: Impairment loss on intangible assets	-	113,385	16,459	-	113,385	16,459
Add: Impairment loss on property and equipment	-	6,586	956	-	6,586	956
Less: (Loss)/income from discontinued operations, net of tax	(198,941)	-	-	369,343	-	-
Adjusted EBITDA	(29,794)	(49,678)	(7,212)	(30,260)	146,977	21,335

Weighted average shares used in calculating adjusted net loss per ordinary share:
—Basic and Diluted
Continuing operations	118,983,474	118,669,795	118,669,795	119,220,331	118,697,495	118,697,495
Discontinued operations	118,983,474	-	-	119,220,331	-	-

Adjusted net loss per share attributable to ordinary shareholders
—Basic	(1.53)	(0.84)	(0.12)	(3.57)	(1.24)	(0.18)
—Diluted	(1.53)	(0.84)	(0.12)	(3.57)	(1.24)	(0.18)

Adjusted net loss per ADS
—Basic	(6.12)	(3.36)	(0.48)	(14.28)	(4.96)	(0.72)
—Diluted	(6.12)	(3.36)	(0.48)	(14.28)	(4.96)	(0.72)

APPENDIX 1

On Impact of Amendment of Unaudited Financial Results for Full Fiscal Year 2022

The adjustments is mainly due to the impairment assessment the Company performed. The Group has determined that based on the underperformance of the Overseas Schools reporting unit, market conditions and other factors, it was more likely than not that there were indications of impairment. The Group performed a quantitative impairment test of the oversea school reporting unit. There was impairment of RMB419.8 million, and RMB113.4 million amounts identified in goodwill and intangible assets respectively.

The effects of the amendment for the full fiscal year 2022 ended August 31, 2022, is reflected in the following tables.

	August 31, 2022
	As Reported	Adjustment	As Amended
	(RMB in thousands, except for per share data)
Continuing Operations
Revenue	1,714,909	(944)	1,713,965
Cost of revenue	(1,236,799)	(507)	(1,237,306)
Gross Profit	478,110	(1,451)	476,659
Impairment loss on goodwill	-	(419,805)	(419,805)
Impairment loss on operating lease right-of use assets	-	(8,861)	(8,861)
Impairment loss on property and equipment	-	(113,385)	(113,385)
Operating loss	(63,030)	(543,502)	(606,532)
Other expenses	(5,220)	(588)	(5,808)
Net loss	(159,447)	(544,090)	(703,537)

Adjusted Gross Profit	495,924	(1,451)	494,473
Adjusted Operating Loss	(39,446)	(1,451)	(40,897)
Adjusted Net Loss	(139,627)	(2,039)	(141,666)

APPENDIX 2

On Impact of Restatement of our Consolidated Balance Sheets and Related Information of Fiscal Year 2020 and 2021

In connection with the preparation of our financial statements as of and for the year ended August 31, 2022, we determined that there were errors in the prior year financial statements relating to the identification and measurement of certain operating leases upon the initial adoption of Accounting Standards Codification 842, Lease (“ASC 842”). In addition, we identified a lease contract which was terminated in 2021, but not accounted for in the correct period. Therefore, certain information in the consolidated financial statements for the year ended August 31, 2020 and 2021 has been restated to correct for these errors, including operating lease right-of-use assets-non current, operating lease liabilities-current and operating lease liabilities- non current in the consolidated balance sheets and the related items on the consolidated statements of cash flows. Because the errors were immaterial to the consolidated statements of operations and consolidated statements of shareholders’ equity for the years ended August 31, 2020 and 2021, and thus we recorded the accumulated impact in the fiscal year 2022.

The restatements to the consolidated balance sheets as of August 31, 2020 and 2021 are summarized as follows:

	August 31, 2020
	As Reported	Adjustment	As Restated
	(RMB in thousands)
ASSETS
Operating lease right-of-use assets –non current	1,816,721	(25,550)	1,791,171
Total assets	1,816,721	(25,550)	1,791,171

LIABILITIES
Operating lease liabilities – current	196,129	(62,120)	134,009
Operating lease liabilities – non current	1,662,928	36,570	1,699,498
Total liabilities	1,859,057	(25,550)	1,833,507

	August 31, 2021
	As Reported	Adjustment	As Restated
	(RMB in thousands)
ASSETS
Operating lease right-of-use assets –non current	1,773,773	(80,310)	1,693,463
Total assets	1,773,773	(80,310)	1,693,463

LIABILITIES
Operating lease liabilities – current	123,215	(220)	122,995
Operating lease liabilities – non current	1,752,667	(80,090)	1,672,577
Total liabilities	1,875,882	(80,310)	1,795,572

The restatements to the consolidated statements of cash flows for the year ended August 31, 2020 and 2021 are summarized as follows:

	August 31, 2020
	As Reported	Adjustment	As Restated
	RMB’000	RMB’000	RMB’000
Cash Flows From Operating Activities
Adjustments to reconcile net cash flows from operating activities:
Noncash lease expense	142,519	749	143,268
Changes in operating assets and liabilities and other, net:
Other receivables, deposits and other assets	9,973	(2,227)	7,746
Operating lease liabilities	(109,514)	1,478	(108,036)
Net cash provided by operating activities	42,978	-	42,978

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for the new operating lease liabilities	75,752	65,248	141,000

	August 31, 2021
	As Reported	Adjustment	As Restated
	RMB’000	RMB’000	RMB’000
Cash Flows From Operating Activities
Adjustments to reconcile net cash flows from operating activities:
Noncash lease expense	257,244	(5,884)	251,360
Changes in operating assets and liabilities and other, net:
Other receivables, deposits and other assets	5,534	(7,728)	(2,194)
Operating lease liabilities	(213,827)	13,612	(200,215)
Net cash provided by operating activities	48,951	-	48,951

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for the new operating lease liabilities	228,123	(48,155)	179,968
Decrease of Right-of-use assets for early termination	14,415	9,400	23,815